SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 18th, 2003

Commission File No. 1-14734

This Report on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (Registration No. 333-100334) filed by Groupe Danone under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Groupe Danone under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

A press release dated February 13, 2003, announcing Groupe Danone’s Results for 2002.

—————————— PRESS RELEASE ——————————

February 13th, 2003

GROUPE DANONE

2002 FINAL RESULTS

Like-for-like sales growth of 6%

Increase in operating margin from 11.1% to 11.7%

Fully diluted EPS growth (excluding exceptional one-time items) of 10.9%

Exceptional one-time items of € 455 million (after tax)

The Board of Directors of Groupe DANONE, meeting on February 13th, approved the audited consolidated accounts for 2002.

KEY FIGURES (€ millions)	2001	2002	Growth like-for-like
Net Sales	14,470	13,555	+6	(1) %
Operating Result	1,609	1,590
Operating Margin	11.1%	11.7%

Net Result (excl. exceptional one-time items)	780	828	+6.2%
EPS f. diluted (excl. exceptional one-time items)	5.51	€6.11 €	+10.9%
Exceptional one-time items (after tax)	(648)	455
Net Result	132	1,283

Free Cash Flow (2)	818	1,017	+ 24.3%

Equity (incl. Minority interests)	6,727	5,816
Net financial debt	4,827	2,269
Gearing Ratio	72%	39%

(1) : at constant scope of consolidation and exchange rates

(2) : Cash from operations less capital expenditures and changes in working capital

For further information:

Communication Department: 0033 (0)1 44 35 20 75

Groupe DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 0033 (0)1 45 63 88 22

1. Like-for-like sales growth of 6%

The organic growth, at constant scope of consolidation and exchange rates, increased by 8% on the 2nd semester of 2002, to reach 6% for the full year.

Consolidated net sales amounted to EUR 13,555 million in 2002, compared to EUR 14,470 million in 2001, decreasing by 6.3% on an historical basis. Exchange rates variation had a negative impact of 6.3% and changes in the scope of consolidation a negative impact of 6.0%.

Sales by business line and area for 2002 were as follows :

(€ millions)	FY 2001	FY 2002	Growth like-for-like
BY BUSINESS LINE
Fresh Dairy Products	6,945	6,295	+9.4%
Beverages	3,796	3,691	+4.3%
Biscuits and Cereal Products	3,371	3,232	+2.4%
Other Food Business	375	356	-1.4%

Inter-company sales	-17	-19
BY AREA
France	4,022	4,202	+5.9%
Rest of Western Europe	5,137	4,610	+5.5%
Rest of World	6,192	5,635	+6.4%

Inter-company sales	-881	-892

Group	14,470	13,555	+6%

The organic growth of 6% derived from a 3.8% rise in volume and a 2.2% rise in value.

4th quarter 2002

4th quarter sales grew 8.1% like-for-like, as follows :

like-for-like	9 months	4th quarter	Full year
BY BUSINESS LINE
Fresh Dairy Products	+8.7%	+11.9%	+9.4%
Beverages	+2.9%	+10.3%	+4.3%
Biscuits & Cereal Products	+2.8%	+1.4%	+2.4%
Other Food Business	-1%	-2.6%	-1.4%
BY AREA
France	+5.7%	+6.5%	+5.9%
Rest of Western Europe	+5.5%	+5.5%	+5.5%
Rest of World	+5%	+11.3%	+6.4%
Group	+5.3%	+8.1%	+6%

The 4th quarter net sales decreased by 10.7% on an historical basis. Exchange rates variation had a negative impact of 9.8% and changes in the scope of consolidation a negative impact of 9%.

For further information:

Communication Department: 0033 (0)1 44 35 20 75

Groupe DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 0033 (0)1 45 63 88 22

2. Operating margin increased to 11.7% in 2002

In 2002, operating margin pursued its growth and reached 11.7%, growing 61 basis points compared to 2001.

This performance includes a positive effect of 38 basis points related to changes in the scope of consolidation (Galbani and domestic bottled water activities in USA disposals).

The newly starting Group’s Information Systems project (THEMIS) had a negative impact of around 20 basis points.

Operating results and margins by business line and area were as follows:

BY BUSINESS LINE	Operating Result		Operating Margin
(€ millions)	2001	2002	2001	2002
Fresh Dairy Products	790	802	11.4%	12.7%
Beverages	432	464	11.4%	12.6%
Biscuits & Cereal Products	316	317	9.4%	9.8%
Other Food Activities	60	61	16%	17.1%
Unallocated Items	11	(54)		—
Group	1,609	1,590	11.1%	11.7%

BY AREA	Operating Result		Operating Margin
(€ millions)	2001	2002	2001	2002
France	462	494	11.5%	11.8%
Rest of Western Europe	584	599	11.4%	13%
Rest of World	552	551	8.9%	9.8%
Unallocated Items	11	(54)	—	—
Group	1,609	1,590	11.1%	11.7%

Operating result structure

(€ millions)	2001	% of 2001 Sales	2002	% of 2002 Sales
Net Sales	14,470		13,555
Cost of goods sold	(7,196)	49.7%	(6,442)	47.5%
Selling expenses	(4,331)	29.9%	(4,170)	30.8%
Others (1)	(1,334)	9.3%	(1,353)	10.0%

Operating Result	1,609	11.1%	1,590	11.7%

(1) Including THEMIS project costs in 2002

For further information:

Communication Department: 0033 (0)1 44 35 20 75

Groupe DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 0033 (0)1 45 63 88 22

3. EPS up by 10.9% (excl. exceptional one-time items)

2002 net results reached EUR 1,283 million vs EUR 132 million in 2001.

Excluding exceptional one-time items, net result was up 6.2% in 2002.

Exceptional one-time items amounting in 2002 to EUR 455 million after tax, include:

-	EUR 1,362 million (after tax) of net capital gain related to the final disposal of the European Beer activities to Scottish & Newcastle and the impact of the 51% disposal of the domestic retail water activities in the US resulting from the agreement concluded with The Coca-Cola Company.

-	EUR 808 million (after tax) from exceptional impairment charges on Group activities in emerging markets, mainly in Latin America.

-	Restructuring costs for the balance.

(€ millions)	2001	2002
OPERATING RESULT	1,609	1,509

Exceptional items	(757)	458
Interest expenses	(180)	(110)
Taxes	(416)	(490)

Results before minority interests	256	1,448

Minority interests	(163)	(182)
Net earnings of equity method companies	39	17

NET RESULT	132	1,283

Of which exceptional one-time items	(648)	455

Net results (excl.exceptional one-time items)	780	828 +6.2%

Fully diluted earnings per share (excl. exceptional one-time items)	€5.51	€6.11 +10.9%

4. Sound financial structure and growing free cash flow

Free cash flow grew by about 25% in 2002, partly driven by the optimization of capital expenditures which represented 4.5% of net sales.

Return On Invested Capital reached 11.8% in 2002.

Net financial debt decreased from EUR 4,827 million on December 31, 2001 to EUR 2,269 million on December 31, 2002, due to strong free cash flow generation and divestments made in 2002.

The gearing ratio reached 39% on December 31, 2002, vs 72% on December 31, 2001.

The Group has used its share buyback program authorization for EUR 786 million.

For further information:

Communication Department: 0033 (0)1 44 35 20 75

Groupe DANONE: rue de Téhéran, 75381 Paris Cedex 08 – Fax 0033 (0)1 45 63 88 22

The Board will ask the Annual General Meeting of Shareholders, to be held on April 11th, 2003, to approve a dividend of € 2.30 per share for 2002, increasing by 11.7% vs last year.

o o O o o

For 2003, Groupe DANONE is confident to reach a like-for-like sales growth target between 5% to 7%, and operating margin improvement target between 20 basis points to 40 basis points.

o o O o o

2003 First Quarter Sales will be published on April 10th, 2003

For further information:

Communication Department: 0033 (0)1 44 35 20 75

Groupe DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 0033 (0)1 45 63 88 22

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements including statements regarding Groupe Danone’s growth targets for 2003. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: (i) the risks of actual or alleged contamination or deterioration of food products; (ii) changes in exchange rates, including particularly the exchange rate of the euro to non-euro zone currencies; (iii) changes in economic trends and seasonality; (iv) increasing levels of competition in France and other international prepared food and beverage markets; (v) customers and market concentration; (vi) pricing and availability of raw materials; (vii) changes in laws and regulations; (vii) risks and uncertainties attendant to doing business in numerous countries which may be exposed to, or may have recently experienced, economic or governmental instability, in particular countries in Latin America; and (ix) general competitive and market factors on a global, regional and/or national basis.

Groupe Danone undertakes no obligations to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Further disclosures that the Company makes in its filings with the Securities and Exchange Commission should be consulted, particularly the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2002, as well as the Company’s other reports on Form 6-K.

For further information:

Communication Department: 0033 (0)1 44 35 20 75

Groupe DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 0033 (0)1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: February 18, 2003	By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Executive Vice-President Chief Financial Officer